UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

1st Quarter Results dated 28 April 2017

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 28, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 28, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

Barclays PLC
Q1 2017 Results Announcement

31 March 2017

Performance Highlights

Transatlantic Consumer, Corporate and Investment Bank with Global Reach
Good execution of the strategy evidenced by strong Core performance and reduced Non-Core drag

● Core returns:
● Strong Core Return on Tangible Equity (RoTE) of 11.0% (Q116: 9.9%), on an average allocated tangible equity base that was £5bn higher year-on-year, as 12% income growth drove a 20% increase in profit before tax
● Barclays UK RoTE increased to 21.6% and Barclays International RoTE improved to 12.5%

● Non-Core rundown:
● Good progress on the rundown, with a materially lower loss before tax of £241m (Q116: £815m)
● Risk weighted assets (RWAs) reduced £5bn to £27bn in Q117, and on track to close Non-Core at 30 June 2017 with approximately £25bn of RWAs

● Cost efficiency:
● Group cost: income ratio improved to 62% (Q116: 76%) driven by a reduction in Non-Core costs to £157m (Q116: £555m) and positive cost: income jaws in Core
● Core cost: income ratio reduced to 59% (Q116: 62%)
● Remain on track to deliver Group cost: income ratio below 60% over time

● Barclays Africa Group Limited (BAGL) discontinued operation:
● Impairment of Barclays' holding in BAGL allocated to acquisition goodwill of £884m, primarily driven by the 17% decline in BAGL's share price in the quarter. This had no impact on the Group's Common Equity Tier 1 (CET1) capital and tangible net asset value (TNAV)
● On track to achieve regulatory deconsolidation, with further selldown subject to regulatory approval. Estimate c.75bps Group CET1 ratio accretion on regulatory deconsolidation, based on the 31 March 2017 BAGL share price and ZAR exchange rate

● Common Equity Tier 1 (CET1) ratio:
● CET1 ratio increased to 12.5% (December 2016: 12.4%), with strong organic capital generation partially offset by the redemption of USD preference shares, purchase of shares for employee share awards and pension contributions
● On track to meet end-state capital ratio level

● Holding Company (HoldCo) transition:	● Further progressed the transition to HoldCo funding with £6.3bn equivalent of issuance ● Q117 included the redemption of $1.375bn 7.1% Series 3 USD preference shares

Improved Group profitability driven by double digit Core RoTE and lower impact from Non-Core

●

Group profit before tax more than doubled to £1,682m driven by improved profitability in the Core and materially lower losses in Non-Core of £241m (Q116: £815m). Core basic earnings per share increased to 7.2p (Q116: 5.8p)

●

Barclays UK RoTE improved to 21.6% (Q116: 20.5%), with 2% income growth driving an improved cost: income ratio of 52% (Q116: 53%). Net interest margin (NIM) improved 7bps to 3.69% with net interest income increasing 1% to £1,511m

●

Barclays International RoTE improved to 12.5% (Q116: 9.5%) as profit before tax increased 32% to £1,356m. Consumer, Cards and Payments RoTE was 36.4% (Q116: 23.4%) while the Corporate and Investment Bank RoTE improved to 8.2% (Q116: 7.3%)

●	Basic earnings per share in respect of continuing operations increased to 6.1p (Q116: 2.2p)
●	Attributable loss in respect of discontinued operation of £801m due to an impairment of Barclays' holding in BAGL allocated to acquisition goodwill of £884m
●	Group RoTE decreased to 1.8% (Q116: 3.8%) due to a 7.2% dilutive impact from the impairment of Barclays' holding in BAGL allocated to acquisition goodwill
●	Tangible net asset value per share increased to 292p (December 2016: 290p) primarily due to profits generated in the period

James E Staley, Group Chief Executive Officer, said:

"This has been another quarter of strong progress towards the completion of the restructuring of Barclays.

Group profit before tax more than doubled compared to Q1 of 2016, and our Core businesses continued to perform very well, producing a combined Return on Tangible Equity of 11%, on an average tangible equity base that is £5bn higher year-on-year. Within that, Barclays UK's and Barclays International's RoTEs both improved to 21.6% and 12.5% respectively.

Non-Core rundown carries on apace, with materially lower losses, and RWAs reducing by a further £5bn to £27bn in the quarter. We remain well on track to close the unit on the 30th of June.

Crucially, in this quarter, as we reduce that Non-Core drag, we can see more clearly than ever before the growing convergence between our Core RoTE of 11%, and the Group RoTE of 9%, excluding the one-off impairment in respect of our African operations. That convergence has been the central strategic objective in the accelerated strategy we have been pursuing over the past year.

Our Group cost to income ratio has improved to 62%, compared to 76% for the first quarter of 2016, driven by a marked reduction in Non-Core costs and positive jaws in the Core.

On Africa, we await approval for the separation arrangements already agreed with local management, following which we will be able to make further progress towards regulatory deconsolidation.

The earnings power of Barclays enabled us to take actions in the quarter including the redemption of US dollar preference shares, the purchase of shares for employee awards, and pension contributions, while still improving our CET1 ratio to 12.5% through organic capital generation, and that is pleasing.

We are now just two months away from completing the restructuring of Barclays as a Transatlantic Consumer, Corporate and Investment Bank and there is further good reason in this quarter's performance to feel optimistic for our prospects."

James E Staley, Group Chief Executive Officer

Barclays Group results
for the three months ended	31.03.17	31.03.16
	£m	£m	% Change
Total income	5,823	5,041	16
Credit impairment charges and other provisions	(527)	(443)	(19)
Net operating income	5,296	4,598	15
Operating expenses excluding litigation and conduct	(3,591)	(3,747)	4
Litigation and conduct	(28)	(78)	64
Operating expenses	(3,619)	(3,825)	5
Other net income	5	20	(75)
Profit before tax	1,682	793
Tax charge	(473)	(248)	(91)
Profit after tax in respect of continuing operations	1,209	545
(Loss)/profit after tax in respect of discontinued operation1	(658)	166
Non-controlling interests in respect of continuing operations	(79)	(94)	16
Non-controlling interests in respect of discontinued operation1	(143)	(80)	(79)
Other equity holders2	(139)	(104)	(34)
Attributable profit	190	433	(56)

Performance measures
Return on average tangible shareholders' equity2	1.8%	3.8%
Average tangible shareholders' equity (£bn)	49	48
Cost: income ratio	62%	76%
Loan loss rate (bps)	47	40

Basic earnings per share2	1.3p	2.7p
Basic earnings per share in respect of continuing operations2	6.1p	2.2p

	As at	As at	As at
Balance sheet and capital management	31.03.17	31.12.16	31.03.16
Tangible net asset value per share	292p	290p	286p
Common equity tier 1 ratio	12.5%	12.4%	11.3%
Common equity tier 1 capital	£44.9bn	£45.2bn	£40.9bn
Risk weighted assets	£361bn	£366bn	£363bn
UK leverage ratio (quarterly month end average)3	4.6%	4.5%	n/a
Fully loaded tier 1 capital (quarterly month end average)3	£52.3bn	£51.6bn	n/a
UK leverage exposure (quarterly month end average)3	£1,130bn	£1,137bn	n/a

Funding and liquidity
Group liquidity pool	£185bn	£165bn	£132bn
CRD IV liquidity coverage ratio	140%	131%	129%
Loan: deposit ratio4	82%	83%	84%

1
Refer to page 17 for further information relating to the Africa Banking discontinued operation. Loss after tax in respect of discontinued operation includes impairment of Barclays' holding in BAGL allocated to acquisition goodwill of £884m.

2
The profit after tax attributable to other equity holders of £139m (Q116: £104m) is offset by a tax credit recorded in reserves of £38m (Q116: £29m). The net amount of £101m (Q116: £75m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

3
The UK leverage ratio uses capital and exposure measures based on the average of the last day of each month in the quarter; additionally, the average exposure measure excludes qualifying central bank claims.

4	Loan: deposit ratio for Barclays UK, Barclays International and Non-Core, excluding investment banking businesses.

Barclays Core and Non-Core results for the three months ended	Barclays Core			Barclays Non-Core
	31.03.17	31.03.16		31.03.17	31.03.16
	£m	£m	% Change	£m	£m	% Change
Total income	5,897	5,283	12	(74)	(242)	69
Credit impairment charges and other provisions	(524)	(414)	(27)	(3)	(29)	90
Net operating income/(expenses)	5,373	4,869	10	(77)	(271)	72
Operating expenses excluding litigation and conduct	(3,443)	(3,258)	(6)	(148)	(489)	70
Litigation and conduct	(19)	(12)	(58)	(9)	(66)	86
Operating expenses	(3,462)	(3,270)	(6)	(157)	(555)	72
Other net income/(expenses)	12	9	33	(7)	11
Profit/(loss) before tax	1,923	1,608	20	(241)	(815)	70
Tax (charge)/credit	(548)	(485)	(13)	75	237	(68)
Profit/(loss) after tax	1,375	1,123	22	(166)	(578)	71
Non-controlling interests	(70)	(84)	17	(9)	(10)	10
Other equity holders	(121)	(89)	(36)	(18)	(15)	(20)
Attributable profit/(loss)1	1,184	950	25	(193)	(603)	68

Performance measures
Return on average allocated tangible equity	11.0%	9.9%
Average allocated tangible equity (£bn)1	44	39		5	9
Period end allocated tangible equity (£bn)1	45	40		5	9
Cost: income ratio	59%	62%		n/m	n/m
Loan loss rate (bps)	53	42		2	21
Basic earnings/(loss) per share contribution	7.2p	5.8p		(1.1p)	(3.6p)

	As at	As at	As at	As at	As at	As at
Capital management	31.03.17	31.12.16	31.03.16	31.03.17	31.12.16	31.03.16
Risk weighted assets1	£334bn	£334bn	£312bn	£27bn	£32bn	£51bn
UK leverage exposure(quarterly month end average)1	£1,035bn	£1,026bn	n/a	£95bn	£111bn	n/a

1
Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

	Three months ended	Three months ended
	31.03.17	31.03.16
Income by business	£m	£m	% Change
Barclays UK	1,841	1,803	2
Barclays International	4,138	3,513	18
Head Office	(82)	(33)
Barclays Core	5,897	5,283	12
Barclays Non-Core	(74)	(242)	69
Barclays Group	5,823	5,041	16

Profit/(loss) before tax by business
Barclays UK	708	704	1
Barclays International	1,356	1,027	32
Head Office	(141)	(123)	(15)
Barclays Core	1,923	1,608	20
Barclays Non-Core	(241)	(815)	70
Barclays Group	1,682	793

Group Finance Director's Review

Performance in the first quarter of 2017 demonstrated good progress towards the completion of Barclays' restructuring, with improved Group profit before tax, a significantly reduced cost: income ratio and a robust capital position. The Core business delivered a double digit RoTE on a materially increased average tangible equity base, with strong profit growth reflecting continued evidence of the benefits of diversification across customers and clients, geographies and products. Strong progress also continued on the rundown of Non-Core, towards closure at 30 June 2017, with further RWA reductions in the quarter and a materially reduced drag on Group profitability. Confidence remains in meeting end-state capital requirements, with further CET1 ratio accretion in the quarter.

Group performance

●
Profit before tax more than doubled to £1,682m (Q116: £793m), with increased income and a reduction in operating expenses delivering an improved cost: income ratio of 62% (Q116: 76%). The appreciation of average USD and EUR against GBP of 14% and 11% respectively positively impacted income and adversely affected impairment and operating expenses

●
The Group performance reflected strong Core results, in which profit before tax increased 20% to £1,923m, and a materially reduced drag from the Non-Core, which reported a loss before tax of £241m (Q116: £815m)

●	Total income increased 16% to £5,823m, driven by a 12% increase in income in the Core, predominantly in Barclays International, and a 69% reduction in Non-Core negative income to £74m
●
Credit impairment charges increased 19% to £527m, driven by a £121m increase in Consumer, Cards and Payments mainly reflecting a change in portfolio mix in US Cards and business growth. As a result, the Group loan loss rate increased to 47bps (Q116: 40bps)

●
Operating expenses reduced 5% to £3,619m due to a 72% reduction in Non-Core operating expenses to £157m. Operating expenses in the Core increased 6% to £3,462m as the change in compensation awards introduced in Q416 and business growth more than offset cost efficiencies

●	Loss after tax in respect of the Africa Banking discontinued operation of £658m (Q116: profit of £166m) reflected an £884m impairment of Barclays' holding in BAGL allocated to acquisition goodwill
●
Return on average tangible shareholders' equity of 1.8% (Q116: 3.8%) included a 7.2% impact from the impairment of Barclays' holding in BAGL allocated to acquisition goodwill, while basic earnings per share was 1.3p (Q116: 2.7p). Basic earnings per share in respect of continuing operations was 6.1p (Q116: 2.2p)

Core performance

●	The Core business generated a double digit RoTE of 11.0% (Q116: 9.9%), on a £5bn higher average tangible equity base of £44bn, reflecting Core earnings generation and capital reallocated from Non-Core
●
Profit before tax increased 20% to £1,923m representing 32% profit growth in Barclays International, including the benefit of the appreciation of average USD and EUR against GBP, and solid performance in Barclays UK

●
Total income increased 12% to £5,897m, as Barclays UK income increased 2% to £1,841m and Barclays International income increased 18% to £4,138m, with growth across both the Corporate and Investment Bank (CIB) and Consumer, Cards and Payments

●
Credit impairment charges increased 27% to £524m resulting in an 11bps increase in the loan loss rate to 53bps, driven by increased impairment in Consumer, Cards and Payments mainly reflecting a change in portfolio mix in US cards and business growth, and an increase in Barclays UK

●
Operating expenses increased 6% to £3,462m as the impact of the change in compensation awards introduced in Q416 and balance growth in Consumer, Cards and Payments were partially offset by cost efficiencies. Positive cost: income jaws delivered an improved cost: income ratio of 59% (Q116: 62%)

Barclays UK

●	RoTE increased to 21.6% (Q116: 20.5%) with profit before tax broadly in line at £708m (Q116: £704m). The cost: income ratio improved to 52% (Q116: 53%)
●
Total income increased 2% to £1,841m driven by a 1% increase in net interest income to £1,511m as deposit growth and pricing initiatives more than offset the headwinds the UK base rate cut in 2016 and asset margin pressure, as well as reflecting a valuation gain on Barclays' preference shares in Visa Inc. of £24m. The net interest margin increased 7bps to 3.69%

-
Personal Banking income increased 3% to £944m driven by improved deposit margins, balance growth and the valuation gain on Barclays' preference shares in Visa Inc., partially offset by the headwinds the UK base rate cut in 2016 and asset margin pressure

	-	Barclaycard Consumer UK income increased 1% to £498m reflecting growth in balances
	-	Wealth, Entrepreneurs & Business Banking income increased 2% to £399m
●
Credit impairment charges increased £32m year-on-year to £178m due to higher provision releases and recoveries in Q116, though remained stable on Q416. Underlying delinquency trends reduced year-on-year, with 30 and 90 day arrears rates in UK cards of 2.0% (Q116: 2.3%) and 0.9% (Q116: 1.2%) respectively

●	Operating expenses were broadly in line at £955m (Q116: £953m) as costs of setting up the ring-fenced bank and investment in cyber resilience and technology were offset by cost efficiencies

Barclays International

●	RoTE improved to 12.5% (Q116: 9.5%), driven by improvements in both CIB and Consumer, Cards and Payments to 8.2% (Q116: 7.3%) and 36.4% (Q116: 23.4%) respectively
●	Profit before tax increased 32% to £1,356m reflecting solid CIB results and continued momentum in Consumer, Cards and Payments
●
Total income increased 18% to £4,138m as CIB income increased 7% to £2,782m and Consumer, Cards and Payments income increased 48% to £1,356m, reflecting the benefit from the appreciation of average USD and EUR against GBP

-
Banking income increased 18% to £1,393m driven by a 51% increase in Banking fees to £726m, reflecting increased income in debt underwriting, equity underwriting and advisory. Corporate lending reduced 9% to £269m due to increased losses on fair value hedges, partially offset by improved balance growth. Transactional banking declined 2% to £398m primarily driven by deposit margin compression

-
Markets income decreased 4% to £1,351m reflecting a 14% reduction in Macro income to £490m, due to weaker performance in US rates and the impact of exiting energy-related commodities, as well as a 10% reduction in Equities to £462m driven by lower US equity derivatives, partially offset by improved performance in equity financing and cash equities. Credit income increased 24% to £399m driven by continued strength in the flow business and improved performance in municipals

-
Consumer, Cards and Payments income increased 48% to £1,356m driven by a gain of £192m relating to an asset sale in US cards, a valuation gain on Barclays' preference shares in Visa Inc. of £74m, and continued growth in US cards

●	Credit impairment charges increased 29% to £346m
-
Consumer, Cards and Payments impairment charges increased £121m to £295m, largely driven by a change in portfolio mix in US Cards, business growth and the appreciation of average USD and EUR against GBP. Impairment trends in US cards increased marginally year-on-year, with 30 and 90 day arrears rates of 2.3% (Q116: 2.2%) and 1.2% (Q116: 1.1%) respectively

	-	CIB impairment charges decreased 46% to £51m primarily due to the non-recurrence of single name charges in Q116 largely in respect of counterparties in the oil and gas sector
●
Operating expenses increased 10% to £2,448m, including the appreciation of average USD and EUR against GBP. CIB operating expenses increased 8% due to the change in compensation awards introduced in Q416, partially offset by a reduction in restructuring charges, while Consumer, Cards and Payments operating expenses increased 19% reflecting continued business growth

●	Changes in the balance sheet in Q117 reflected the realignment of certain clients between Barclays UK and Barclays International in preparation for structural reform

Head Office

●
Loss before tax increased to £141m (Q116: £123m) reflecting lower net income from treasury operations, partially offset by a reduction in operating expenses reflecting increased cost allocations to businesses

●
Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously recorded in the income statement (Q116: £109m expense) is now recognised within other comprehensive income

●	Average allocated tangible equity, which includes equity relating to the Africa Banking discontinued operation, increased to £7.6bn (Q116: £5.0bn)

Non-Core performance

●
The Non-Core rundown continued to progress well with RWAs decreasing to £27bn (Q416: £32bn) driven by a £2bn reduction in Derivatives, a £1bn reduction in Securities and loans, and a £1bn reduction in Businesses

●	Loss before tax decreased to £241m (Q116: £815m) due to reduced operating expenses, lower negative income and lower credit impairment charges, reflecting business exits and continued asset rundown
●	Total income improved £168m to a net expense of £74m
-
Businesses income reduced to £51m (Q116: £196m) due to the completion of the sale of a number of income generating businesses in 2016, including the Barclays Risk Analytics and Index Solutions, Southern European cards and Asia Wealth businesses

	-	Securities and loans income improved to £68m (Q116: £402m expense) primarily driven by fair value movements on the ESHLA portfolio, reversing from an expense of £374m in Q116 to a gain of £46m
	-	Derivatives was a net expense of £193m (Q116: £36m) reflecting losses on rundown of the portfolio
●	Credit impairment charges improved 90% to £3m driven by lower impairment charges in Europe reflecting business exits
●	Operating expenses improved 72% to £157m driven by the exit of businesses, lower restructuring costs and lower litigation and conduct costs

Group capital and leverage

●	The fully loaded CRD IV CET1 ratio increased to 12.5% (December 2016: 12.4%) principally due to a reduction in RWAs of £4.8bn to £360.9bn. CET1 capital decreased £0.3bn to £44.9bn
-
Profits relating to continuing operations were largely offset by decreases in other qualifying reserves as a result of the redemption of USD preference shares, the purchase of shares for employee share awards and increased pension contributions which resulted in a higher capital deduction as the UK Retirement Fund (UKRF), the Group's main pension scheme, is in surplus

-
Losses relating to the discontinued operation due to the impairment of Barclays' holding in BAGL allocated to acquisition goodwill of £884m had no impact on CET1 capital as the losses were offset by an equivalent decrease in the goodwill and intangible asset deduction

	-	The decrease in RWAs principally reflected the £5bn reduction in Non-Core RWAs, partially offset by increased trading activity in investment banking businesses
●
The average UK leverage ratio increased to 4.6% (December 2016: 4.5%) driven by an increase in the average fully loaded Tier 1 capital to £52.3bn (December 2016: £51.6bn) and a decrease in the average UK leverage exposure to £1,130bn (December 2016: £1,137bn)

●
The CRR leverage ratio decreased to 4.4% (December 2016: 4.6%) driven by a 6% increase in the CRR leverage exposure to £1,197bn (December 2016: £1,125bn) primarily within loans and advances and other assets. Fully loaded Tier 1 capital increased to £53.0bn (December 2016: £52.0bn)

●	Tangible net asset value per share increased to 292p (December 2016: 290p) driven by profit generated in the period

Group funding and liquidity

●
The Group continued to maintain surpluses to its internal and regulatory requirements. The liquidity pool increased to £185bn (December 2016: £165bn). The overall increase in the liquidity pool reflects increases across a variety of funding sources including continued build of our minimum requirement for own funds and eligible liabilities (MREL), money markets and the Bank of England Term Funding Scheme. The liquidity coverage ratio (LCR) increased to 140% (December 2016: 131%), equivalent to a surplus of £54bn (December 2016: £39bn) to 100%

●
Wholesale funding outstanding excluding repurchase agreements was £166bn (December 2016; £158bn). The Group issued £6.3bn equivalent of capital and term senior unsecured debt from Barclays PLC (HoldCo) of which £5.0bn was in public senior unsecured debt and £1.25bn was in capital instruments. In the same period, £3.0bn of Barclays Bank PLC (OpCo) capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares

Other matters

●
As at 31 March 2017, £1.7bn of the Payment Protection Insurance (PPI) provision remains unutilised (December 2016: £2.0bn). On 2 March 2017, the FCA published its policy statement (PS17/3), communicating a complaints deadline of 29 August 2019 as compared to 30 June 2019 which had previously been proposed. We have also observed an increase in complaint flow from March 2017. Management views its current PPI provision as appropriate. However, we will continue to closely monitor complaint trends and the associated provision adequacy

●
Barclays redeemed its $1.375bn 7.1% Series 3 Non-Cumulative Callable Dollar Preference Shares to manage the cost and regulatory efficiency of non-CRD IV compliant securities. The redemption resulted in a 13bps reduction to the CET1 ratio, but will result in an ongoing reduction in preference share dividends payable of $98m per annum

●
The assessment of impairment of Barclays' holding in BAGL allocated to acquisition goodwill as at 31 March 2017 resulted in an impairment of £884m. This charge is presented within the loss in respect of the discontinued operation in the Group's results. The impairment allocated to acquisition goodwill does not affect the Group's CET1 capital or tangible net asset value as at 31 March 2017 as the Group's CET1 capital excludes goodwill and other intangible assets, but reduces the Group's Net Asset Value by £884m

●
It is estimated that the selldown of the Group's interest in BAGL to a level that enables regulatory deconsolidation to be achieved will result in c.75bps accretion to the Group's CET1 ratio, based on the BAGL share price of ZAR139.51 (31 December 2016: 168.69) and ZAR exchange rate of 16.68 as at 31 March 2017 (31 December 2016: 16.78)

●
Certain legal proceedings and investigations relating to legacy issues remain outstanding. For example, the UK Serious Fraud Office has stated that it intends to make a decision shortly in respect of matters relating to our capital raisings in 2008. This decision could impact on the timing and/or outcome of other actions related to these capital raisings

Tushar Morzaria, Group Finance Director

Quarterly Results Summary

Barclays Group
	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,519	2,523	2,796	2,530	2,688	2,726	2,692	2,664
Net fee, commission and other income	3,304	2,469	2,650	3,442	2,353	1,722	2,789	3,797
Total income	5,823	4,992	5,446	5,972	5,041	4,448	5,481	6,461
Credit impairment charges and other provisions	(527)	(653)	(789)	(488)	(443)	(554)	(429)	(393)
Net operating income	5,296	4,339	4,657	5,484	4,598	3,894	5,052	6,068
Operating expenses excluding UK bank levy and litigation and conduct	(3,591)	(3,812)	(3,581)	(3,425)	(3,747)	(3,547)	(3,552)	(3,557)
UK bank levy	-	(410)	-	-	-	(426)	-	-
Litigation and conduct	(28)	(97)	(741)	(447)	(78)	(1,722)	(699)	(927)
Operating expenses	(3,619)	(4,319)	(4,322)	(3,872)	(3,825)	(5,695)	(4,251)	(4,484)
Other net income/(expenses)	5	310	502	(342)	20	(274)	(182)	(39)
Profit/(loss) before tax	1,682	330	837	1,270	793	(2,075)	619	1,545
Tax (charge)/credit	(473)	50	(328)	(467)	(248)	(164)	(133)	(324)
Profit/(loss) after tax in respect of continuing operations	1,209	380	509	803	545	(2,239)	486	1,221
(Loss)/profit after tax in respect of discontinued operation	(658)	71	209	145	166	101	167	162

Attributable to:
Ordinary equity holders of the parent	190	99	414	677	433	(2,422)	417	1,146
Other equity holders	139	139	110	104	104	107	79	79
Non-controlling interests	222	213	194	167	174	177	157	158

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,203.8	1,213.1	1,324.0	1,351.3	1,248.9	1,120.0	1,236.5	1,196.7
Risk weighted assets	360.9	365.6	373.4	366.3	363.0	358.4	381.9	376.7
CRR leverage exposure	1,196.9	1,125.5	1,185.1	1,155.4	1,082.0	1,027.8	1,140.7	1,139.3

Performance measures
Return on average tangible shareholders' equity	1.8%	1.1%	3.6%	5.8%	3.8%	(20.1%)	3.6%	9.8%
Average tangible shareholders' equity (£bn)	49.4	48.9	49.4	48.3	48.3	47.8	47.6	47.2
Cost: income ratio	62%	87%	79%	65%	76%	128%	78%	69%
Loan loss rate (bps)	47	58	66	41	40	53	37	35
Basic earnings/(loss) per share	1.3p	0.8p	2.6p	4.2p	2.7p	(14.4p)	2.6p	7.0p
Basic earnings/(loss) per share in respect of continuing operations	6.1p	1.1p	2.1p	3.8p	2.2p	(14.4p)	2.1p	6.4p

Barclays Core
	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,508	2,577	2,718	2,491	2,591	2,555	2,557	2,510
Net fee, commission and other income	3,389	2,834	2,887	3,825	2,692	1,961	2,708	3,709
Total income	5,897	5,411	5,605	6,316	5,283	4,516	5,265	6,219
Credit impairment charges and other provisions	(524)	(606)	(769)	(462)	(414)	(522)	(388)	(373)
Net operating income	5,373	4,805	4,836	5,854	4,869	3,994	4,877	5,846
Operating expenses excluding UK bank levy and litigation and conduct	(3,443)	(3,471)	(3,270)	(3,057)	(3,258)	(2,992)	(3,094)	(3,061)
UK bank levy	-	(334)	-	-	-	(338)	-	-
Litigation and conduct	(19)	(46)	(639)	(420)	(12)	(1,634)	(419)	(819)
Operating expenses	(3,462)	(3,851)	(3,909)	(3,477)	(3,270)	(4,964)	(3,513)	(3,880)
Other net income/(expenses)	12	164	4	(18)	9	(5)	13	14
Profit/(loss) before tax	1,923	1,118	931	2,359	1,608	(975)	1,377	1,980
Tax charge	(548)	(272)	(522)	(696)	(485)	(92)	(299)	(474)
Profit/(loss) after tax	1,375	846	409	1,663	1,123	(1,067)	1,078	1,506
Non-controlling interests	(70)	(76)	(57)	(80)	(84)	(81)	(54)	(64)
Other equity holders	(121)	(121)	(95)	(89)	(89)	(92)	(63)	(61)
Attributable profit/(loss)	1,184	649	257	1,494	950	(1,240)	961	1,381

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	954.7	933.4	964.3	972.2	883.6	794.2	862.0	830.5
Risk weighted assets	333.5	333.5	329.5	319.6	312.2	304.1	316.3	308.1

Performance measures
Return on average allocated tangible equity	11.0%	6.4%	2.7%	15.0%	9.9%	(12.8%)	10.4%	15.5%
Average allocated tangible equity (£bn)	44.2	42.4	41.8	40.4	39.3	38.1	37.5	35.9
Cost: income ratio	59%	71%	70%	55%	62%	110%	67%	62%
Loan loss rate (bps)	53	61	74	45	42	57	39	38
Basic earnings/(loss) per share contribution	7.2p	4.0p	1.7p	9.0p	5.8p	(7.3p)	5.8p	8.4p

Barclays Non-Core
	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	11	(54)	78	40	96	171	135	154
Net trading income	(77)	(462)	(288)	(463)	(490)	(398)	(124)	(57)
Net fee, commission and other income	(8)	97	51	79	152	159	204	146
Total income	(74)	(419)	(159)	(344)	(242)	(68)	215	243
Credit impairment charges and other provisions	(3)	(47)	(20)	(26)	(29)	(32)	(41)	(20)
Net operating (expenses)/income	(77)	(466)	(179)	(370)	(271)	(100)	174	223
Operating expenses excluding UK bank levy and litigation and conduct	(148)	(341)	(311)	(368)	(489)	(555)	(458)	(496)
UK bank levy	-	(76)	-	-	-	(88)	-	-
Litigation and conduct	(9)	(51)	(102)	(27)	(66)	(89)	(279)	(108)
Operating expenses	(157)	(468)	(413)	(395)	(555)	(732)	(737)	(604)
Other net (expenses)/income	(7)	146	498	(324)	11	(268)	(195)	(54)
Loss before tax	(241)	(788)	(94)	(1,089)	(815)	(1,100)	(758)	(435)
Tax credit/(charge)	75	322	194	229	237	(72)	166	150
(Loss)/profit after tax	(166)	(466)	100	(860)	(578)	(1,172)	(592)	(285)
Non-controlling interests	(9)	(14)	(13)	(12)	(10)	(19)	(21)	(21)
Other equity holders	(18)	(18)	(15)	(15)	(15)	(17)	(15)	(18)
Attributable (loss)/profit	(193)	(498)	72	(887)	(603)	(1,208)	(628)	(324)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	49.5	51.1	58.7	68.5	55.4	51.8	57.1	60.4
Derivative financial instrument assets	164.2	188.7	253.2	262.8	249.7	213.7	243.3	223.9
Derivative financial instrument liabilities	155.3	178.6	243.0	253.4	239.1	202.1	235.0	216.7
Reverse repurchase agreements and other similar secured lending	-	0.1	0.1	0.1	0.7	3.1	8.5	16.7
Financial assets designated at fair value	13.4	14.5	15.5	15.4	23.4	21.4	22.8	22.1
Total assets	249.1	279.7	359.8	379.1	365.4	325.8	374.5	366.2
Customer deposits	12.9	12.5	16.0	17.4	19.3	20.9	25.8	27.9
Risk weighted assets	27.4	32.1	43.9	46.7	50.9	54.3	65.6	68.6

Performance measures
Average allocated tangible equity (£bn)	5.2	6.5	7.6	7.9	9.0	9.7	10.2	11.3
Period end allocated tangible equity (£bn)	4.8	5.4	7.2	7.8	8.5	8.5	10.2	10.1
Loan loss rate (bps)	2	31	13	14	21	25	27	13
Basic (loss)/earnings per share contribution	(1.1p)	(2.9p)	0.5p	(5.2p)	(3.6p)	(7.2p)	(3.7p)	(1.9p)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	51	(73)	181	181	196	229	314	292
Securities and loans	68	161	(34)	(363)	(402)	(195)	(87)	-
Derivatives	(193)	(507)	(306)	(162)	(36)	(102)	(12)	(49)
Total income	(74)	(419)	(159)	(344)	(242)	(68)	215	243

Quarterly Core Results by Business

Barclays UK
	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,511	1,502	1,569	1,476	1,501	1,509	1,499	1,479
Net fee, commission and other income	330	326	374	467	302	325	375	325
Total income	1,841	1,828	1,943	1,943	1,803	1,834	1,874	1,804
Credit impairment charges and other provisions	(178)	(180)	(350)	(220)	(146)	(219)	(154)	(166)
Net operating income	1,663	1,648	1,593	1,723	1,657	1,615	1,720	1,638
Operating expenses excluding UK bank levy and litigation and conduct	(959)	(989)	(904)	(947)	(952)	(920)	(925)	(970)
UK bank levy	-	(48)	-	-	-	(77)	-	-
Litigation and conduct	4	(28)	(614)	(399)	(1)	(1,466)	(76)	(801)
Operating expenses	(955)	(1,065)	(1,518)	(1,346)	(953)	(2,463)	(1,001)	(1,771)
Other net (expenses)/income	-	-	-	(1)	-	1	1	1
Profit/(loss) before tax	708	583	75	376	704	(847)	720	(132)
Attributable profit/(loss)	470	383	(163)	141	467	(1,078)	541	(174)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	164.5	166.4	166.6	166.0	166.2	166.1	166.7	166.1
Total assets	203.0	209.6	209.1	204.6	201.7	202.5	204.1	202.2
Customer deposits	184.4	189.0	185.5	181.7	179.1	176.8	173.4	171.6
Risk weighted assets	66.3	67.5	67.4	67.1	69.7	69.5	71.0	71.7

Performance measures
Return on average allocated tangible equity	21.6%	18.2%	(7.1%)	6.6%	20.5%	(46.5%)	23.3%	(7.3%)
Average allocated tangible equity (£bn)	8.9	8.6	8.7	9.0	9.3	9.2	9.3	9.4
Cost: income ratio	52%	58%	78%	69%	53%	134%	53%	98%
Loan loss rate (bps)	43	42	82	52	34	51	36	40
Net interest margin	3.69%	3.56%	3.72%	3.56%	3.62%	3.58%	3.54%	3.54%

Analysis of Barclays UK
	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	944	934	970	1,068	919	945	938	905
Barclaycard Consumer UK	498	507	561	463	491	505	552	503
Wealth, Entrepreneurs & Business Banking	399	387	412	412	393	384	384	396
Total income	1,841	1,828	1,943	1,943	1,803	1,834	1,874	1,804

Analysis of credit impairment charges and other provisions
Personal Banking	(50)	(50)	(47)	(44)	(42)	(39)	(36)	(50)
Barclaycard Consumer UK	(123)	(118)	(291)	(169)	(105)	(176)	(111)	(106)
Wealth, Entrepreneurs & Business Banking	(5)	(12)	(12)	(7)	1	(4)	(7)	(10)
Total credit impairment charges and other provisions	(178)	(180)	(350)	(220)	(146)	(219)	(154)	(166)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	134.4	135.0	135.3	134.7	134.7	134.0	134.5	134.4
Barclaycard Consumer UK	16.1	16.5	16.2	16.2	16.0	16.2	15.9	15.8
Wealth, Entrepreneurs & Business Banking	14.0	14.9	15.1	15.1	15.5	15.9	16.3	15.9
Total loans and advances to customers at amortised cost	164.5	166.4	166.6	166.0	166.2	166.1	166.7	166.1

Analysis of customer deposits
Personal Banking	137.3	139.3	137.2	134.8	132.9	131.0	128.4	126.7
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	47.1	49.7	48.3	46.9	46.2	45.8	45.0	44.9
Total customer deposits	184.4	189.0	185.5	181.7	179.1	176.8	173.4	171.6

Barclays International
	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,112	1,046	1,355	1,001	1,110	1,121	1,109	1,077
Net trading income	1,182	1,131	1,074	1,130	1,245	593	817	1,299
Net fee, commission and other income	1,844	1,415	1,422	1,908	1,158	1,254	1,297	1,726
Total income	4,138	3,592	3,851	4,039	3,513	2,968	3,223	4,102
Credit impairment charges and other provisions	(346)	(426)	(420)	(240)	(269)	(303)	(235)	(206)
Net operating income	3,792	3,166	3,431	3,799	3,244	2,665	2,988	3,896
Operating expenses excluding UK bank levy and litigation and conduct	(2,435)	(2,497)	(2,337)	(2,074)	(2,221)	(2,007)	(2,059)	(2,027)
UK bank levy	-	(284)	-	-	-	(253)	-	-
Litigation and conduct	(13)	(17)	(17)	(10)	(4)	(151)	(302)	(12)
Operating expenses	(2,448)	(2,798)	(2,354)	(2,084)	(2,225)	(2,411)	(2,361)	(2,039)
Other net income	12	5	8	11	8	8	9	13
Profit before tax	1,356	373	1,085	1,726	1,027	262	636	1,870
Attributable profit/(loss)	837	43	623	1,171	575	(24)	422	1,376

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	226.1	211.3	233.7	230.6	215.9	184.1	220.3	210.5
Trading portfolio assets	83.0	73.2	73.8	68.1	64.3	61.9	72.8	75.3
Derivative financial instrument assets	105.3	156.2	155.6	181.4	150.1	111.5	133.7	116.0
Derivative financial instrument liabilities	112.8	160.6	160.5	187.5	155.4	119.0	142.0	124.8
Reverse repurchase agreements and other similar secured lending	17.6	13.4	17.3	19.7	19.1	24.7	68.0	57.4
Financial assets designated at fair value	81.3	62.3	72.0	68.3	59.6	46.8	5.6	5.6
Total assets	677.2	648.5	681.9	679.9	618.4	532.2	596.1	566.1
Customer deposits	241.0	216.2	224.1	226.5	213.1	185.6	207.0	197.7
Risk weighted assets	214.3	212.7	214.6	209.3	202.2	194.8	204.0	195.4

Performance measures
Return on average allocated tangible equity	12.5%	1.0%	10.0%	19.2%	9.5%	(0.2%)	7.0%	22.5%
Average allocated tangible equity (£bn)	27.7	26.6	25.7	24.8	25.1	24.9	24.7	24.7
Cost: income ratio	59%	78%	61%	52%	63%	81%	73%	50%
Loan loss rate (bps)	62	78	71	41	50	65	42	38
Net interest margin	4.06%	3.91%	4.21%	3.92%	3.78%	3.79%	3.85%	3.86%

Analysis of Barclays International

Corporate and Investment Bank	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of total income
Credit	399	261	333	269	322	195	191	218
Equities	462	410	461	406	513	319	416	588
Macro	490	505	614	612	573	382	487	582
Markets	1,351	1,176	1,408	1,287	1,408	896	1,094	1,388
Banking fees	726	650	644	622	481	458	501	580
Corporate lending	269	303	284	312	296	312	377	387
Transactional banking	398	401	458	390	408	415	419	416
Banking	1,393	1,354	1,386	1,324	1,185	1,185	1,297	1,383
Other	38	1	1	-	3	16	(17)	495
Total income	2,782	2,531	2,795	2,611	2,596	2,097	2,374	3,266
Credit impairment charges and other provisions	(51)	(90)	(38)	(37)	(95)	(83)	(75)	(42)
Operating expenses	(1,941)	(2,287)	(1,872)	(1,665)	(1,800)	(1,962)	(1,940)	(1,605)
Profit before tax	790	155	885	909	701	52	358	1,620

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	180.6	178.6	182.5	178.4	172.6	167.3	177.4	170.0

Performance measures
Return on average allocated tangible equity	8.2%	(1.2%)	9.2%	9.5%	7.3%	(2.5%)	4.5%	22.3%
Average allocated tangible equity (£bn)	23.5	22.6	21.9	21.3	21.6	21.8	21.7	21.7

Consumer, Cards and Payments
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,356	1,061	1,056	1,428	917	871	849	836
Credit impairment charges and other provisions	(295)	(336)	(382)	(203)	(174)	(219)	(160)	(165)
Operating expenses	(507)	(511)	(482)	(419)	(425)	(449)	(421)	(434)
Profit before tax	566	218	200	817	326	210	278	250

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	38.7	39.7	36.8	35.4	32.9	32.1	30.6	29.6
Customer deposits	57.6	50.0	48.3	46.9	44.2	41.8	39.8	38.4
Risk weighted assets	33.7	34.1	32.1	30.9	29.6	27.5	26.6	25.4

Performance measures
Return on average allocated tangible equity	36.4%	13.2%	14.8%	77.9%	23.4%	15.3%	24.7%	23.4%
Average allocated tangible equity (£bn)	4.2	4.0	3.7	3.5	3.4	3.2	3.1	3.0

Head Office
	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(115)	29	(206)	14	(20)	(75)	(51)	(46)
Net fee, commission and other income1	33	(38)	17	320	(13)	(210)	220	358
Total income	(82)	(9)	(189)	334	(33)	(285)	169	312
Credit impairment releases/(charges) and other provisions	-	-	1	(2)	1	-	1	(1)
Net operating (expenses)/income	(82)	(9)	(188)	332	(32)	(285)	170	311
Operating expenses excluding UK bank levy and litigation and conduct	(49)	15	(29)	(36)	(85)	(64)	(110)	(64)
UK bank levy	-	(2)	-	-	-	(8)	-	-
Litigation and conduct	(10)	(1)	(8)	(11)	(7)	(17)	(42)	(6)
Operating expenses	(59)	12	(37)	(47)	(92)	(89)	(152)	(70)
Other net income/(expenses)	-	159	(4)	(28)	1	(14)	2	1
(Loss)/profit before tax	(141)	162	(229)	257	(123)	(388)	20	242
Attributable (loss)/profit	(123)	223	(203)	182	(92)	(140)	(1)	180

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets2	74.5	75.2	73.3	87.7	63.4	59.4	61.8	62.2
Risk weighted assets2	52.9	53.3	47.5	43.2	40.3	39.7	41.3	41.0

Performance measures
Average allocated tangible equity (£bn)	7.6	7.2	7.4	6.6	5.0	3.9	3.4	1.8

1
Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously reported in net fee, commission and other income is now recognised within other comprehensive income from Q117.

2	Includes Africa Banking assets and RWAs.

Discontinued Quarterly Results

On 1 March 2016, Barclays announced its intention to reduce the Group's interest in BAGL. The BAGL disposal group includes all assets and liabilities of BAGL and its subsidiaries, as well as Group balances associated with BAGL and expected contributions that form part of the sale.

Per IFRS 5, impairment is calculated as the difference between the fair value less disposal costs and the carrying value of the disposal group. The fair value is determined by referencing the quoted market price for BAGL and the foreign exchange rate for ZAR/GBP as at 31 March 2017. The carrying value of the disposal group as at 31 March 2017, including internal balances and after considering expected contributions of £827m1 in respect of BAGL, was £8.1bn. As the fair value less disposal costs was less than the carrying value at 31 March 2017, an impairment of £884m was recognised, taken against goodwill.

The Group's CET1 capital was unaffected by the impairment as at 31 March 2017 as CET1 capital excludes goodwill and other intangible assets. At 31 March 2017, £42m of acquisition goodwill remained on Barclays' balance sheet with regard to its interest in BAGL.

Africa Banking profit before tax, excluding the impairment of Barclays' holding in BAGL, increased to £325m (Q116: £231m) mainly reflecting the appreciation of average ZAR against GBP.

Currency translation reserve (CTR) losses have accumulated in relation to Barclays' holding in BAGL due to the depreciation of ZAR against GBP since July 2005. The current CTR balance of c.£1.2bn will be recycled through the income statement upon accounting deconsolidation. The impact of the accumulated CTR balance is already included within CET1 capital and TNAV.

1
In December 2016, Barclays finalised proposals regarding planned contributions to the BAGL group relating to the reimbursement of certain expenses as well as contributions for investment to support separation activities. The cash and cash equivalents to make these planned contributions are included within the perimeter of the disposal group for the purposes of measuring the disposal group at the lower of carrying amount and fair value less costs to sell. The planned contributions are reported within cash and balances at central banks in the Group's consolidated balance sheet.

Africa Banking
	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	617	626	561	502	480	468	471	506
Net fee, commission and other income	465	441	421	377	338	346	351	364
Total income	1,082	1,067	982	879	818	814	822	870
Credit impairment charges and other provisions	(106)	(105)	(96)	(133)	(111)	(93)	(66)	(103)
Net operating income	976	962	886	746	707	721	756	767
Operating expenses excluding UK bank levy and impairment of goodwill	(653)	(727)	(598)	(543)	(477)	(501)	(515)	(536)
UK bank levy	-	(65)	-	-	-	(50)	-	-
Impairment of Barclays' holding in BAGL	(884)	-	-	-	-	-	-	-
Operating expenses	(1,537)	(792)	(598)	(543)	(477)	(551)	(515)	(536)
Other net income	2	2	2	1	1	3	1	1
(Loss)/profit before tax	(559)	172	290	204	231	173	242	232
Profit before tax excluding impairment of Barclays' holding in BAGL	325	172	290	204	231	173	242	232
(Loss)/profit after tax	(658)	71	209	145	166	101	167	162
Attributable (loss)/profit	(801)	(52)	85	70	86	25	85	88

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets1	66.0	65.1	61.1	56.0	52.7	47.9	50.2	52.2
Risk weighted assets1	41.3	42.3	39.9	36.1	33.9	31.7	33.8	34.4

1	Africa Banking (excluding Egypt and Zimbabwe) assets and RWAs are reported in Head Office within Core.

Performance Management

Margins and balances
	Three months ended 31.03.17			Three months ended 31.03.16
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,511	166,065	3.69	1,501	166,727	3.62
Barclays International1	1,121	112,060	4.06	995	105,994	3.78
Total Barclays UK and Barclays International	2,632	278,125	3.84	2,496	272,721	3.68
Other2	(113)			192
Total net interest income	2,519			2,688

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office, Barclays Non-Core and non-lending related investment banking balances.

Quarterly analysis for Barclays UK and Barclays International	Three months ended 31.12.16
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Barclays UK	1,502	167,935	3.56
Barclays International1	1,110	112,936	3.91
Total Barclays UK and Barclays International	2,612	280,871	3.70

	Three months ended 30.09.16
Barclays UK	1,569	167,713	3.72
Barclays International1	1,149	108,571	4.21
Total Barclays UK and Barclays International	2,718	276,284	3.91

	Three months ended 30.06.16
Barclays UK	1,476	166,891	3.56
Barclays International1	1,021	104,707	3.92
Total Barclays UK and Barclays International	2,497	271,598	3.70

	Three months ended 31.03.16
Barclays UK	1,501	166,727	3.62
Barclays International1	995	105,994	3.78
Total Barclays UK and Barclays International	2,496	272,721	3.68

1	Barclays International margins include interest earning lending balances within the investment banking business.

Credit Risk

Analysis of retail and wholesale loans and advances and impairment
	Gross loans and advances	Impairment allowance	Loans and advances net of impairment	Credit risk loans	CRLs % of gross loans and advances	Loan impairment charges1	Loan loss rates
As at 31.03.17	£m	£m	£m	£m	%	£m	bps
Barclays UK	154,551	1,550	153,001	1,949	1.3	173	45
Barclays International	30,902	1,476	29,426	1,228	4.0	298	391
Barclays Core	185,453	3,026	182,427	3,177	1.7	471	103
Barclays Non-Core	10,088	389	9,699	825	8.2	10	40
Total Group retail	195,541	3,415	192,126	4,002	2.0	481	100

Barclays UK	14,220	299	13,921	603	4.2	5	14
Barclays International	197,403	773	196,630	1,329	0.7	49	10
Head Office	5,079	-	5,079	-	-	-	-
Barclays Core	216,702	1,072	215,630	1,932	0.9	54	10
Barclays Non-Core	39,932	163	39,769	274	0.7	(8)	(8)
Total Group wholesale	256,634	1,235	255,399	2,206	0.9	46	7

Total loans and advances at amortised cost	452,175	4,650	447,525	6,208	1.4	527	47

Traded loans	5,310	n/a	5,310	n/a
Loans and advances designated at fair value	13,259	n/a	13,259	n/a
Loans and advances held at fair value	18,569	n/a	18,569	n/a

Total loans and advances	470,744	4,650	466,094	6,208

As at 31.12.16
Barclays UK	155,729	1,519	154,210	2,044	1.3	866	56
Barclays International	33,485	1,492	31,993	1,249	3.7	1,085	324
Barclays Core	189,214	3,011	186,203	3,293	1.7	1,951	103
Barclays Non-Core	10,319	385	9,934	838	8.1	102	99
Total Group retail	199,533	3,396	196,137	4,131	2.1	2,053	103

Barclays UK	15,204	282	14,922	591	3.9	30	20
Barclays International	180,102	748	179,354	1,470	0.8	258	14
Head Office	4,410	-	4,410	-	-	-	-
Barclays Core	199,716	1,030	198,686	2,061	1.0	288	14
Barclays Non-Core	41,406	194	41,212	299	0.7	11	3
Total Group wholesale	241,122	1,224	239,898	2,360	1.0	299	12

Total loans and advances at amortised cost	440,655	4,620	436,035	6,491	1.5	2,352	53

Traded loans	2,975	n/a	2,975	n/a
Loans and advances designated at fair value	10,519	n/a	10,519	n/a
Loans and advances held at fair value	13,494	n/a	13,494	n/a

Total loans and advances	454,149	4,620	449,529	6,491

1
Excludes impairment charges on available for sale investments and reverse repurchase agreements. Q117 impairment charges represent 3 months charge, whereas December 2016 impairment charges represent 12 months charge.

Total loans and advances increased £16.6bn to £470.7bn driven by an increase in net settlement and cash collateral balances.

Credit risk loans (CRLs) and the ratio of CRLs to gross loans and advances decreased £0.3bn to £6.2bn and 0.1% to 1.4% respectively.

Loan loss rate decreased 6bps to 47bps.

Consolidated Summary Financial Statements

Consolidated summary income statement
	Three months ended	Three months ended
	31.03.17	31.03.16
	£m	£m
Total income net of insurance claims	5,823	5,041
Credit impairment charges and other provisions	(527)	(443)
Net operating income	5,296	4,598
Operating expenses excluding litigation and conduct	(3,591)	(3,747)
Litigation and conduct	(28)	(78)
Operating expenses	(3,619)	(3,825)
Other net income	5	20
Profit before tax	1,682	793
Tax charge	(473)	(248)
Profit after tax in respect of continuing operations	1,209	545
(Loss)/profit after tax in respect of discontinued operation	(658)	166
Profit after tax	551	711

Attributable to:
Ordinary equity holders of the parent	190	433
Other equity holders	139	104
Total equity holders	329	537
Non-controlling interests in respect of continuing operations	79	94
Non-controlling interests in respect of discontinued operation	143	80
Profit after tax	551	711

Earnings per share
Basic earnings per ordinary share1	1.3p	2.7p
Basic earnings per ordinary share in respect of continuing operations	6.1p	2.2p
Basic (loss)/earnings per ordinary share in respect of discontinued operation	(4.8p)	0.5p

1
The profit after tax attributable to other equity holders of £139m (Q116: £104m) is offset by a tax credit recorded in reserves of £38m (Q116: £29m). The net amount of £101m (Q116: £75m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

Consolidated summary balance sheet
	As at	As at
	31.03.17	31.12.16
Assets	£m	£m
Cash and balances at central banks	130,287	102,353
Items in the course of collection from other banks	1,357	1,467
Trading portfolio assets	90,370	80,240
Financial assets designated at fair value	95,895	78,608
Derivative financial instruments	270,820	346,626
Financial investments	57,763	63,317
Loans and advances to banks	42,232	43,251
Loans and advances to customers	405,293	392,784
Reverse repurchase agreements and other similar secured lending	17,653	13,454
Goodwill and intangible assets	7,689	7,726
Assets included in disposal groups classified as held for sale	71,211	71,454
Other assets	13,221	11,846
Total assets	1,203,791	1,213,126

Liabilities
Deposits from banks	50,392	48,214
Items in the course of collection due to other banks	975	636
Customer accounts	450,623	423,178
Repurchase agreements and other similar secured borrowing	30,500	19,760
Trading portfolio liabilities	36,122	34,687
Financial liabilities designated at fair value	112,230	96,031
Derivative financial instruments	268,899	340,487
Debt securities in issue	79,558	75,932
Subordinated liabilities	23,243	23,383
Liabilities included in disposal groups classified as held for sale	68,081	65,292
Other liabilities	11,802	14,161
Total liabilities	1,132,425	1,141,761

Equity
Called up share capital and share premium	21,877	21,842
Other reserves	5,597	6,051
Retained earnings	30,372	30,531
Shareholders' equity attributable to ordinary shareholders of the parent	57,846	58,424
Other equity instruments	7,690	6,449
Total equity excluding non-controlling interests	65,536	64,873
Non-controlling interests	5,830	6,492
Total equity	71,366	71,365

Total liabilities and equity	1,203,791	1,213,126

Consolidated summary statement of changes in equity

	Called up share capital and share premium	Other equity instruments	Other reserves2	Retained earnings	Total	Non-controlling interests	Total equity
Three months ended 31.03.17	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2016	21,842	6,449	6,051	30,531	64,873	6,492	71,365
Effects of changes in accounting policies1	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	21,842	6,449	5,876	30,706	64,873	6,492	71,365
Profit after tax	-	139	-	991	1,130	79	1,209
Other comprehensive income for the period	-	-	(262)	387	125	-	125
Total comprehensive income net of tax from continuing operations	-	139	(262)	1,378	1,255	79	1,334
Total comprehensive income net of tax from discontinued operation	-	-	(19)	(801)	(820)	159	(661)
Total comprehensive income for the period	-	139	(281)	577	435	238	673
Issue and exchange of equity instruments	35	1,245	-	138	1,418	-	1,418
Coupons paid on other equity instruments	-	(139)	-	38	(101)	-	(101)
Redemption and buy back of capital instruments	-	-	-	(473)	(473)	(657)	(1,130)
Purchase of treasury shares	-	-	(296)	-	(296)	-	(296)
Vesting of employee share schemes	-	-	298	(610)	(312)	-	(312)
Dividends paid	-	-	-	-	-	(229)	(229)
Other movements	-	(4)	-	(4)	(8)	(14)	(22)
Balance as at 31 March 2017	21,877	7,690	5,597	30,372	65,536	5,830	71,366

1
As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within Other reserves. During Q117 a £44m gain on own credit has been booked in the reserve.

2
Other reserves includes currency translation reserve of £2,809m (December 2016: £3,051m), available for sale investments of £9m debit (December 2016: £74m debit), cash flow hedge reserve of £1,957m (December 2016: £2,105m), own credit reserve of £131m debit (December 2016: n/a) and other reserves and treasury shares of £971m (December 2016: £969m).

Barclays PLC Parent Company Balance Sheet

Barclays PLC Parent Company summary balance sheet
	As at	As at
	31.03.17	31.12.16
Assets	£m	£m
Investments in subsidiary	37,803	36,553
Loans and advances to subsidiary	24,134	19,421
Financial investments	1,274	1,218
Derivative financial instrument	284	268
Other assets	118	105
Total assets	63,613	57,565

Liabilities
Deposits from banks	541	547
Subordinated liabilities	3,760	3,789
Debt securities in issue	21,626	16,893
Other liabilities	26	14
Total liabilities	25,953	21,243

Equity
Called up share capital	4,245	4,241
Share premium account	17,632	17,601
Other equity instruments	7,698	6,453
Other reserves	474	420
Retained earnings	7,611	7,607
Total shareholders' equity	37,660	36,322
Total liabilities and shareholders' equity	63,613	57,565

Investment in subsidiary
The investment in subsidiary of £37,803m (December 2016: £36,553m) represents investments made into Barclays Bank PLC, including £7,736m (December 2016: £6,486m) of Additional Tier 1 (AT1) securities. The increase of £1,250m was driven by a £1,250m AT1 issuance by Barclays Bank PLC during the first quarter.

Loans and advances to subsidiary, subordinated liabilities and debt securities in issue
For the three months ended March 2017, Barclays PLC issued $5.0bn of Fixed and Floating Rate Senior Notes and £0.95bn of Fixed Rate Senior Notes included within the debt securities in issue balance of £21,626m (2016: £16,893m). The proceeds raised through these transactions were used to invest in Barclays Bank PLC in each case with a ranking corresponding to the notes issued by Barclays PLC and included within the loans and advances to subsidiary balance of £24,134m (2016: £19,421m).

Management of internal investments, loans and advances
Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. As we implement our structural reform programme, Barclays PLC will invest capital and funding to Barclays Bank PLC and other Group subsidiaries such as the Group service company, the US IHC and the UK ring-fenced bank.

Capital

CRD IV capital

Barclays' current regulatory requirement is to meet a fully loaded CRD IV CET1 ratio comprising the required 4.5% minimum CET1 ratio and, phased in from 2016, a Combined Buffer Requirement. This currently comprises a Capital Conservation Buffer (CCB) of 2.5% and a Global Systemically Important Institution (G-SII) buffer determined by the PRA in line with guidance from the Financial Stability Board (FSB). Both buffers are subject to phased implementation, the CCB is phased in at 25% per annum with 1.25% applicable for 2017. The G-SII buffer for 2017 has been set at 2% and is also phased in at 25% per annum from 2016 with 1% applicable for 2017. On 21 November 2016 the FSB confirmed that the G-SII buffer for 2018 will be 1.5% with 1.1% applicable for 2018 and taking full effect from 2019 onwards.

Also forming part of the Combined Buffer Requirement is a Counter-Cyclical Buffer (CCyB) and a Systemic Risk Buffer (SRB). On 27 March 2017 the Financial Policy Committee (FPC) reaffirmed that it expects to maintain a CCyB of 0% on UK exposures until at least June 2017. Other national authorities also determine the appropriate CCyBs that should be applied to exposures in their jurisdiction. CCyBs have started to apply for Barclays' exposures to other jurisdictions; however based on current exposures these are not material. No SRB has been set to date.

In addition, Barclays' Pillar 2A requirement as per the PRA's Individual Capital Guidance (ICG) for 2017 based on a point in time assessment is 4.0% of which 56% needs to be met in CET1 form, equating to approximately 2.3% of RWAs. The Pillar 2A requirement is subject to at least annual review.

As at 31 March 2017 Barclays' CET1 ratio was 12.5% which exceeds the 2017 transitional minimum requirement of 9.0% including the minimum 4.5% CET1 ratio requirement, 2.3% of Pillar 2A, a 1.25% CCB buffer, a 1% G-SII buffer and a 0% CCyB.

All capital, RWA and leverage calculations reflect Barclays' interpretation of the current rules.

Capital ratios	As at	As at
	31.03.17	31.12.16
Fully loaded CET11,2	12.5%	12.4%
PRA Transitional Tier 13,4	15.8%	15.6%
PRA Transitional Total Capital3,4	19.6%	19.6%

Capital resources	£m	£m
Shareholders' equity (excluding non-controlling interests) per the balance sheet	65,536	64,873
Less: other equity instruments (recognised as AT1 capital)	(7,690)	(6,449)
Adjustment to retained earnings for foreseeable dividends	(519)	(388)
Minority interests (amount allowed in consolidated CET1)	1,864	1,825

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(1,618)	(1,571)
Goodwill and intangible assets	(8,142)	(9,054)
Deferred tax assets that rely on future profitability excluding temporary differences	(421)	(494)
Fair value reserves related to gains or losses on cash flow hedges	(1,956)	(2,104)
Excess of expected losses over impairment	(1,286)	(1,294)
Gains or losses on liabilities at fair value resulting from own credit	(28)	86
Defined-benefit pension fund assets	(753)	(38)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	(39)	(183)
Other regulatory adjustments	40	45
Fully loaded CET1 capital	44,938	45,204

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	7,690	6,449
Qualifying AT1 capital (including minority interests) issued by subsidiaries	4,576	5,445
Other regulatory adjustments and deductions	(131)	(130)
Transitional AT1 capital5	12,135	11,764
PRA Transitional Tier 1 capital	57,073	56,968

Tier 2 (T2) capital
Capital instruments and related share premium accounts	3,724	3,769
Qualifying T2 capital (including minority interests) issued by subsidiaries	10,153	11,366
Other regulatory adjustments and deductions	(257)	(257)
PRA Transitional total regulatory capital	70,693	71,846

1	The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2
The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays' Tier 2 Contingent Capital Notes was 13.1% based on £47.1bn of transitional CRD IV CET1 capital and £361bn of RWAs.

3	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
4
As at 31 March 2017, Barclays' fully loaded Tier 1 capital was £52,961m, and the fully loaded Tier 1 ratio was 14.7%. Fully loaded total regulatory capital was £67,364m and the fully loaded total capital ratio was 18.7%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

5
Of the £12.1bn transitional AT1 capital, fully loaded AT1 capital used for the leverage ratio comprises the £7.7bn capital instruments and related share premium accounts, £0.5bn qualifying minority interests and £0.1bn capital deductions. It excludes legacy Tier 1 capital instruments issued by subsidiaries that are subject to grandfathering.

Movement in CET1 capital	Three months
ended
31.03.17
£m
Opening CET1 capital	45,204

Profit for the period attributable to equity holders	329
Own credit relating to derivative liabilities	15
Dividends paid and foreseen	(232)
Increase in retained regulatory capital generated from earnings	112

Net impact of share schemes	(435)
Available for sale reserves	65
Currency translation reserves	(242)
Other reserves	(562)
Decrease in other qualifying reserves	(1,174)

Retirement benefit reserve	387
Defined-benefit pension fund asset deduction	(715)
Net impact of pensions	(328)

Minority interests	39
Additional value adjustments (PVA)	(47)
Goodwill and intangible assets	912
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	73
Excess of expected loss over impairment	8
Deferred tax assets arising from temporary differences (amount above 10% threshold)	144
Other regulatory adjustments	(5)
Increase in regulatory capital due to adjustments and deductions	1,124

Closing CET1 capital	44,938

●	The fully loaded CRD IV CET1 ratio increased to 12.5% (December 2016: 12.4%) primarily driven by a reduction in RWAs of £4.8bn to £360.9bn, whilst CET1 capital decreased £0.3bn to £44.9bn
●
Profit after tax in respect of continuing operations was offset by losses in respect of the discontinued operation primarily driven by the impairment of Barclays' holding in BAGL allocated to acquisition goodwill. The impairment had no impact on CET1 capital as the losses were offset by a £0.9bn decrease in the goodwill and intangible assets deduction. Other significant movements in the period were:

-
A £1.2bn decrease in other qualifying reserves which included a £0.5bn decrease as a result of USD preference share redemptions, and a £0.4bn impact related to share schemes due to the purchase of shares for employee share awards

	-	A £0.3bn decrease net of tax as a result of movements relating to pensions, largely due to contributions of £477m made in the quarter
●	Transitional AT1 capital increased by £0.4bn as an issuance of £1.25bn of qualifying AT1 capital was partially offset by redemptions of $1.375bn 7.1% Series 3 USD preference shares

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settle-ment Risk	CVA	Std	IMA
As at 31.03.17	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	4,629	49,330	-	-	1	43	-	-	12,338	66,341
Barclays International	50,609	83,643	15,942	14,007	77	2,251	10,481	9,716	27,538	214,264
Head Office1	9,182	25,660	99	1,040	-	851	567	2,716	12,746	52,861
Barclays Core	64,420	158,633	16,041	15,047	78	3,145	11,048	12,432	52,622	333,466
Barclays Non-Core	4,036	9,396	1,034	5,106	-	638	337	2,827	4,038	27,412
Barclays Group	68,456	168,029	17,075	20,153	78	3,783	11,385	15,259	56,660	360,878

As at 31.12.16
Barclays UK	5,592	49,591	47	-	-	-	-	-	12,293	67,523
Barclays International	53,201	82,327	13,515	13,706	30	3,581	9,343	9,460	27,538	212,701
Head Office1	9,048	27,122	77	1,157	-	927	482	2,323	12,156	53,292
Barclays Core	67,841	159,040	13,639	14,863	30	4,508	9,825	11,783	51,987	333,516
Barclays Non-Core	4,714	9,945	1,043	6,081	37	2,235	477	2,928	4,673	32,133
Barclays Group	72,555	168,985	14,682	20,944	67	6,743	10,302	14,711	56,660	365,649

1	Includes Africa Banking discontinued operation.

Movement analysis of risk weighted assets
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
As at 01.01.17	241.5	42.4	25.0	56.7	365.6
Book size	(1.7)	(0.9)	1.8	-	(0.8)
Acquisitions and disposals	(1.5)	-	-	-	(1.5)
Book quality	(0.3)	0.1	-	-	(0.2)
Model updates	(1.4)	-	-	-	(1.4)
Methodology and policy	0.3	(0.5)	(0.2)	-	(0.4)
Foreign exchange movements1	(0.4)	-	-	-	(0.4)
As at 31.03.17	236.5	41.1	26.6	56.7	360.9

1	Foreign exchange movement does not include FX for counterparty risk or market risk.

RWAs decreased £4.8bn to £360.9bn due to:

●	Acquisitions and disposals decreased RWAs £1.5bn primarily relating to an asset sale in US cards as well as reflecting the run-down of portfolios and business disposals in Non-Core
●	Model updates decreased RWAs £1.4bn primarily due to model changes in the Africa Banking discontinued operation

Leverage ratio and exposures

Barclays is required to disclose the UK leverage ratio and the CRR leverage ratio:

●
The UK leverage ratio uses capital and exposure measures based on the average of the last day of each month in the quarter; additionally, the average exposure measure excludes qualifying central bank claims. The minimum requirement is on a phased basis which results in a transitional requirement of 3.4% as at 31 March 2017; this comprises of the 3% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) and a countercyclical leverage ratio buffer (CCLB). The expected end point minimum requirement is 3.5%

●
The CRR leverage ratio uses the end point CRR definition of Tier 1 capital and the CRR definition of leverage exposure.  The current expected minimum fully loaded requirement is 3%, although this may be impacted by the Basel Consultation on the Leverage Framework

At 31 March 2017, the average UK leverage ratio was 4.6% (December 2016: 4.5%)1 which exceeds the transitional minimum requirement of 3.4% and expected end point minimum requirement of 3.5%, and the CRR leverage ratio was 4.4% (December 2016: 4.6%).

	As at 31.03.17	As at 31.12.16
UK leverage ratio	£bn	£bn
UK Leverage exposure (quarterly month end average)	1,130	1,137
Fully loaded Tier 1 capital (quarterly month end average)	52.3	51.6

UK leverage ratio (quarterly month end average)	4.6%	4.5%

CRR leverage ratio
Accounting assets
Derivative financial instruments	271	347
Cash collateral	60	67
Reverse repurchase agreements and other similar secured lending	18	13
Financial assets designated at fair value1	96	79
Loans and advances and other assets	759	707
Total IFRS assets	1,204	1,213

Regulatory consolidation adjustments	(4)	(6)

Derivatives adjustments
Derivatives netting	(244)	(313)
Adjustments to cash collateral	(51)	(50)
Net written credit protection	13	12
Potential Future Exposure (PFE) on derivatives	137	136
Total derivatives adjustments	(145)	(215)

Securities financing transactions (SFTs) adjustments	35	29

Regulatory deductions and other adjustments	(14)	(15)
Weighted off-balance sheet commitments	121	119
CRR leverage exposure	1,197	1,125

Fully loaded CET 1 capital	44.9	45.2
Fully loaded AT1 capital	8.0	6.8
Fully loaded Tier 1 capital	53.0	52.0

CRR leverage ratio	4.4%	4.6%

1	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £76bn (December 2016: £63bn).

The average UK leverage exposure as at 31 March 2017, which excludes qualifying central bank claims, was £1,130bn (December 2016: £1,137bn), resulting in an average UK leverage ratio of 4.6% (December 2016: 4.5%). The CET1 capital held against the 0.35% transitional G-SII ALRB was £4.2bn. The impact of the CCLB is currently nil.

The CRR leverage ratio decreased to 4.4% (December 2016: 4.6%) primarily driven by an increase in the CRR leverage exposure of £72bn to £1,197bn (December 2016: £1,125bn), partially offset by a £1.0bn increase in fully loaded Tier 1 capital to £53.0bn (December 2016: £52.0bn):

●
Loans and advances and other assets increased by £52bn to £759bn. This was driven by a £28bn increase in cash and balances at central banks mainly due to an increase in the cash contribution to the Group liquidity pool, and a £25bn increase in settlement balances

●	Reverse repurchase agreements increased £18bn to £94bn, primarily due to an increase in matched book trading
●
Net derivative leverage exposures, excluding net written credit protection and PFE on derivatives, decreased £15bn to £36bn due to a decrease in cash collateral and a reduction in IFRS derivatives due to decreases in foreign exchange derivatives, interest rate derivatives and continued run down of Non-Core assets

The difference between the average UK leverage ratio and the CRR leverage ratio was primarily driven by the exemption of qualifying central bank claims partially offset by higher positions for January and February within trading portfolio assets and settlement balances.

Group MREL requirements

In Q117 the Bank of England (BoE) communicated to Barclays the non-binding indicative minimum requirements for own funds and eligible liabilities (MREL) at the consolidated Barclays group level for 2019 to 2022. On the basis of the approach set out in the BoE's Statement of Policy issued in November 2016, the BoE have communicated indicative MREL requirements, prior to the application of any applicable regulatory buffer, as being the higher of:

●	6% of leverage exposure and 16% of RWAs from 1 January 2019;
●	6% of leverage exposure and 20% of RWAs from 1 January 2020; and
●	6.75% of leverage exposure and 24% of RWAs from 1 January 2022.

These non-binding indicative MREL requirements remain subject to change at the conclusion of the transitional period, as determined by the BoE, taking into account a number of factors as described in the Statement of Policy

Appendix: Non-IFRS performance measures

The Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management.

Any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Barclays Core	Barclays Core includes Barclays UK, Barclays International and Head Office. A reconciliation of Core statutory results is included on page 31.
Return on average tangible shareholders' equity
Annualised statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders' equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 32-33.

Return on average allocated tangible equity
Annualised statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 32-33.

Period end allocated tangible equity
Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Group's tangible equity and the amounts allocated to businesses.

Average tangible shareholders' equity
Calculated as the average of the previous month's period end tangible equity and the current month's period end tangible equity. The average tangible shareholders' equity for the quarter/year is the average of the monthly averages within that quarter/year.

Average allocated tangible shareholders' equity
Calculated as the average of the previous month's period end allocated tangible equity and the current month's period end allocated tangible equity. The average allocated tangible shareholders' equity for the quarter/year is the average of the monthly averages within that quarter/year.

Cost: income ratio	Operating expenses divided by total income.
Basic earnings/(loss) per share contribution (Barclays Core and Non-Core)
The calculation is consistent with the IFRS measure and applied to the Barclays Core and Non-Core: statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, divided by the Group basic weighted average number of shares. The components of the calculation have been included on page 34.

Loan loss rate	Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.
Loan: deposit ratio
Loans and advances divided by customer accounts calculated for Barclays UK, Barclays International and Non-Core, excluding investment banking businesses. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

Net interest margin	Annualised net interest income divided by average customer assets. The components of the calculation have been included on page 18.
Tangible net asset value per share
Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 34.

Barclays Core reconciliation for the three months ended	31.03.17				31.03.16
	Barclays UK	Barclays International	Head Office	Barclays Core	Barclays UK	Barclays International	Head Office	Barclays Core
	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,841	4,138	(82)	5,897	1,803	3,513	(33)	5,283
Credit impairment charges and other provisions	(178)	(346)	-	(524)	(146)	(269)	1	(414)
Net operating income/(expenses)	1,663	3,792	(82)	5,373	1,657	3,244	(32)	4,869
Operating expenses excluding litigation and conduct	(959)	(2,435)	(49)	(3,443)	(952)	(2,221)	(85)	(3,258)
Litigation and conduct	4	(13)	(10)	(19)	(1)	(4)	(7)	(12)
Operating expenses	(955)	(2,448)	(59)	(3,462)	(953)	(2,225)	(92)	(3,270)
Other net income	-	12	-	12	-	8	1	9
Profit/(loss) before tax	708	1,356	(141)	1,923	704	1,027	(123)	1,608
Attributable profit/(loss)	470	837	(123)	1,184	467	575	(92)	950

Average allocated tangible equity (£bn)	8.9	27.7	7.6	44.2	9.3	25.1	5.0	39.3
Risk weighted assets (£bn)	66.3	214.3	52.9	333.5	69.7	202.2	40.3	312.2

Returns

Return on average allocated tangible equity is calculated as annualised statutory profit after tax for the period attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of interest payments on other equity instruments) divided by average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average tangible equity represents the difference between the Group's average tangible equity and the amounts allocated to businesses.

	Three months ended	Three months ended
	31.03.17	31.03.16
Attributable profit	£m	£m
Barclays UK	470	467
Corporate and Investment Bank	460	376
Consumer, Cards and Payments	377	199
Barclays International	837	575
Head Office	(123)	(92)
Barclays Core	1,184	950
Barclays Non-Core	(193)	(603)
Africa Banking discontinued operation	(801)	86
Barclays Group	190	433

Tax credit in respect of interest payments on other equity instruments
Barclays UK	9	6
Corporate and Investment Bank	23	18
Consumer, Cards and Payments	4	3
Barclays International	27	21
Head Office	(3)	(2)
Barclays Core	33	25
Barclays Non-Core	5	4
Africa Banking discontinued operation	-	-
Barclays Group	38	29

Profit/(loss) attributable to ordinary equity holders of the parent
Barclays UK	479	473
Corporate and Investment Bank	483	394
Consumer, Cards and Payments	381	202
Barclays International	864	596
Head Office	(126)	(94)
Barclays Core	1,217	975
Barclays Non-Core	(188)	(599)
Africa Banking discontinued operation	(801)	86
Barclays Group	228	462

Returns (continued)

	Three months ended	Three months ended
	31.03.17	31.03.16
Average allocated tangible equity	£bn	£bn
Barclays UK	8.9	9.3
Corporate and Investment Bank	23.5	21.6
Consumer, Cards and Payments	4.2	3.4
Barclays International	27.7	25.1
Head Office1	7.6	5.0
Barclays Core	44.2	39.3
Barclays Non-Core	5.2	9.0
Barclays Group	49.4	48.3

Return on average allocated tangible equity	%	%
Barclays UK	21.6%	20.5%
Corporate and Investment Bank	8.2%	7.3%
Consumer, Cards and Payments	36.4%	23.4%
Barclays International	12.5%	9.5%

Barclays Core2	11.0%	9.9%

Barclays Group	1.8%	3.8%

1	Includes the Africa Banking discontinued operation.
2	Includes Head Office.

Earnings per share
	Three months ended	Three months ended
	31.03.17	31.03.16
Profit/(loss) attributable to ordinary equity holders of the parent1	£m	£m
Barclays Core	1,217	975
Barclays Non-Core	(188)	(599)
Africa Banking discontinued operation	(801)	86
Barclays Group	228	462

	m	m
Basic weighted average number of shares	16,924	16,841

Basic earnings per ordinary share	p	p
Barclays Core contribution	7.2	5.8
Barclays Non-Core contribution	(1.1)	(3.6)

Barclays Group	1.3	2.7

1
The profit after tax attributable to other equity holders of £139m (Q116: £104m) is offset by a tax credit recorded in reserves of £38m (Q116: £29m). The net amount of £101m (Q116: £75m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

Tangible net asset value
	As at	As at	As at
	31.03.17	31.12.16	31.03.16
	£m	£m	£m
Total equity excluding non-controlling interests	65,536	64,873	62,166
Other equity instruments	(7,690)	(6,449)	(5,312)
	(8,328)	(9,245	(8,551)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	49,518	49,179	48,303

	m	m	m
Shares in issue	16,980	16,963	16,844

	p	p	p
Tangible net asset value per share	292	290	286

1	Includes goodwill and intangibles in relation to Africa Banking.

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2017 to the corresponding three months of 2016 and balance sheet analysis as at 31 March 2017 with comparatives relating to 31 December 2016 and 31 March 2016. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; and the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.

The information in this announcement, which was approved by the Board of Directors on 27 April 2017, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2016, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 20-F to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website home.barclays/results and from the SEC's website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 30-34 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding the Group's future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, sell down of the Group's interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2016), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Shareholder Information

Results timetable1	Date
2017 interim results announcement	28 July 2017

				% Change
Exchange rates2	31.03.17	31.12.16	31.03.16	31.12.16	31.03.16
Period end - USD/GBP	1.25	1.23	1.44	2	(13)
3 Month average - USD/GBP	1.24	1.24	1.44	-	(14)
Period end - EUR/GBP	1.17	1.17	1.26	-	(7)
3 Month average - EUR/GBP	1.16	1.15	1.30	1	(11)
Period end - ZAR/GBP	16.68	16.78	21.17	(1)	(21)
3 Month average - ZAR/GBP	16.34	17.29	22.72	(5)	(28)

Share price data	31.03.17	31.12.16	31.03.16
Barclays PLC (p)	225.10	223.45	150.00
Barclays PLC number of shares (m)	16,980	16,963	16,844
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	139.51	168.69	149.59
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.
Tel: 0371 384 20553 from the UK or +44 (0) 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding public holidays in England and Wales.